EXHIBIT 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

Answer: SpeedRoute, LLC ("SpeedRoute") (MPID: SPDR) is a U.S.-registered broker-dealer and affiliate of tZERO ATS, LLC through common ownership; SpeedRoute and tZERO ATS, LLC are wholly-owned subsidiaries of tZERO Broker Services, LLC. ("tZERO"). tZERO is a wholly-owned subsidiary of tZERO Group, Inc. ("tZERO Group"). SpeedRoute is a subscriber to tZERO ATS (SpeedRoute and all other subscribers to the tZERO ATS, "Subscribers" and, each a "Subscriber"). In that capacity, it provides sponsored access to tZERO ATS for certain approved broker-dealer clients. SpeedRoute's sponsored access clients enter orders into tZERO ATS using SpeedRoute's MPID. Orders that a sponsored access client enters for execution are routed to tZERO ATS through the Subscriber's order management system.

All orders that are entered by a sponsored access client using SpeedRoute's MPID are entered into tZERO ATS in an agency capacity. SpeedRoute is a routing broker and does not itself execute trades for clients, nor does it trade on a principal basis, whether on tZERO ATS or otherwise.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☒ Yes ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 6:   Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Answer: As discussed in Part II, Item 2, tZERO ATS, LLC and SpeedRoute are wholly-owned subsidiaries of tZERO ~~Broker Services, LLC~~. Each of tZERO ATS, LLC and SpeedRoute has entered into an expense sharing agreement ("ESA") with tZERO. Under the terms of each ESA, tZERO Group, through an intercompany agreement with tZERO, agrees to provide all personnel to tZERO ATS, LLC and SpeedRoute.

tZERO Technologies, LLC ("tZERO Tech") is a wholly-owned subsidiary of tZERO Group and an affiliate of tZERO ATS, LLC. tZERO Group provides personnel to tZERO Tech.   tZERO Tech, in turn, provides personnel for information technology ("IT") services and support to, and licenses software to, tZERO ATS under an ESA between tZERO Tech and tZERO ATS, LLC ("tZERO Tech ESA").

Personnel that tZERO Group provides to tZERO ATS, LLC and SpeedRoute through tZERO include registered personnel, meaning personnel who hold relevant securities licenses from FINRA, and non-registered fingerprint ("NRF") personnel. All tZERO ATS, LLC registered personnel are also registered personnel of SpeedRoute, and vice versa ("Shared Representatives").

All SpeedRoute NRFs are also NRFs of tZERO ATS, LLC (some NRFs of tZERO ATS, LLC are not NRFs of SpeedRoute). tZERO Tech personnel providing such support services to tZERO ATS for NMS Stocks that are not registered representatives of tZERO ATS are designated as NRFs of tZERO ATS, LLC (such persons are also designated as NRFs of SpeedRoute). The preceding NRFs are collectively referred to as "Shared NRFs."

Certain Shared Representatives and Shared NRFs have access to Subscribers' confidential trading information, which consists of Subscribers'/sponsored access clients' real-time and historical orders and executions ("CTI"). All Shared Representatives, which include finance, trade support and compliance personnel, have access to historical CTI. Shared NRFs with access to historical CTI are technology personnel, including application development, systems and infrastructure, systems administration, database administration personnel compliance personnel; and the controller. For the avoidance of doubt, Shared NRFs with access to historical CTI include NRFs of Speedroute, which have access only to historical CTI in supporting Speedroute in its Subscriber functions.

Only Shared Representatives, the Head of Systems Support, Chief Compliance Officer ("CCO"), and the President of tZERO ATS, LLC have access to real-time CTI. Only Shared Representatives that are part of Trade Support have access to real-time CTI. Trade Support is responsible for monitoring connectivity to the tZERO ATS, monitoring for trade anomalies during the overnight trading session and researching trade executions, if a Subscriber requests such research.

Trade Support is composed of four Shared Representatives. Four Shared Representatives have access to real-time CTI during the Operating Hours"). During this period, Trade Support has access to SpeedRoute's routing activity. There is no trading activity on the tZERO ATS during the regular trading hours of U.S. exchanges (9:30 a.m. ET to 4 p.m. ET, Monday through Friday ("Core Market Hours")).

Four Shared Representatives have access to real-time CTI during the overnight trading session, i.e., during Operating Hours. During this period, Trade Support has access to trading activity on the tZERO ATS. Outside of providing sponsored access in its capacity as a Subscriber, there is no SpeedRoute routing activity during Operating Hours.

The Head of Systems Support, in his capacity as supervisor of systems support, has access to real-time CTI during the overnight trading session, i.e., during Operating Hours.

The Head of Systems Support of tZERO ATS, LLC determines what tZERO ATS, LLC personnel should have access to CTI, subject to approval of the President of tZERO ATS, LLC. Access is granted based on a person's job requirements, as described above. The Head of Systems Support and the President of tZERO ATS, LLC may grant access to CTI on a temporary basis if necessary to support the operations of tZERO ATS. The Head of Systems Support, subject to the approval of the President, will determine to what CTI such persons are granted access.

Persons granted access to CTI on a temporary basis are information technology personnel. They are granted access to tZERO ATS's systems, as necessary, to repair, maintain and upgrade such systems. In performing the repair, maintenance and upgrade tasks, the information technology personnel can gain access to real-time and historical CTI. If the Head of Systems Support and President determine that personnel other than information technology personnel need temporary access to systems that, in turn, provides access to CTI, they will document the need for such access and terminate access when it no longer is needed.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Answer: NY4 is the outsourced data center for tZERO ATS's primary matching engines. Equinix provides a secure space for the tZERO ATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses certain matching engine software products to tZERO Tech which, in turn, licenses those products to tZERO ATS under the tZERO Tech ESA with tZERO ATS, LLC. tZERO ATS uses FI technology and software for matching, risk and data dissemination, with full control of these activities exercised by the ATS. FI personnel ("FI Personnel") also provide support services to tZERO ATS regarding the use of the FI technology and software. See also Part III, Item 11.

tZERO Tech licenses the FI software products described in the previous paragraph to tZERO ATS, LLC. As described in Part II, Item 6(a), Shared NRFs, include NRFs who are tZERO Tech personnel, provide technology expertise and IT services to tZERO ATS, LLC in support of the ATS's operations. See also Part III, Item 11.

As described in Part III, Item 22, tZERO ATS, LLC has entered into a clearing agreement with Electronic Transaction Clearing, Inc. (d/b/a "Apex PRO" or "Clearing Firm"), a FINRA member firm and a member of the National Securities Clearing Corporation (NSCC), to provide for clearance and settlement of transactions executed on the ATS.

QUODD Financial Information Services provides last print data to the tZERO ATS.

If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☐ Yes ☒ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

c. If yes to Item 6(b), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(b) the same for all Subscribers?

☐ Yes ☒ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer: tZERO ATS operates a fully-automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS Stocks are eligible to trade on tZERO ATS. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/sponsored access clients. Matching occurs on a price-time priority basis, subject to broker priority, if applicable. As discussed in Part III, Item 4(a), the Operating Hours are after Core Market Hours.

Subscribers/sponsored access clients generate orders in securities eligible for trading on the ATS and send these orders electronically to tZERO ATS's FIX order gateway ("Gateway"). The Gateway directs all orders to tZERO ATS matching engine.

tZERO ATS applies broker priority if elected by the Subscriber/sponsored access client, as discussed in Part III, Item 7. In the case of orders received from sponsored access clients of SpeedRoute, such broker priority is determined using the tags applied by SpeedRoute to identify the sponsored access client submitting such order via sponsored access.

tZERO ATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7. tZERO Tech licenses the software to tZERO ATS, LLC that provides the matching engine and related technology that operate on the tZERO ATS server. The software is licensed under ~~an~~the tZERO Tech ESA between tZERO Tech and tZERO ATS, LLC. tZERO Tech, in turn, licenses the matching engine software and related technology from FI.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Answer:

Matching

The ATS accepts only orders from Subscribers. The ATS matches orders solely in accordance with the terms of those orders; tZERO ATS does not have any discretion to change terms of an order that a Subscriber/sponsored access client enters.

During its Operating Hours, the ATS matches orders in its order book on price-time priority basis, subject to broker priority, if applicable, as described in Part III, Item 7. Orders retain their priority after partial fills.

Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS reporting purposes.

Locked or Crossed Markets

All orders entered during the Operating Hours reside only on the tZERO ATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

Execution Errors

tZERO ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades," and handles Subscriber and ATS errors in the same manner. Each potential error situation will be evaluated by the ATS's President or CCO on a case by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 6% for NMS Stocks priced greater than $50; 10% for NMS Stocks priced greater than $25 and up to and including $50; and 20% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.